Sub-item 77I

LEGG MASON GLOBAL ASSET
MANAGEMENT TRUST
SUPPLEMENT DATED NOVEMBER 7,
2014
TO THE PROSPECTUS OF
QS BATTERYMARCH EMERGING
MARKETS FUND,
DATED MAY 1, 2014


Effective November 7, 2014, filed pursuant to Rule 497, November 7, 2014, Accession
Number 0001193125-14-402785 the section
entitled 'Fees and expenses of the fund' in the fund's Summary and Statutory
Prospectuses, is hereby amended and
restated in order to disclose a new and
lower contractual management fee and
lower expense limitation for all Classes,


The first sentence in the section of the Prospectus titled 'More on fund management ' Management fee' is replaced with the following text:


Effective November 7, 2014, the fund pays a management fee at an annual rate of 0.85% of its average daily net assets. Prior to November 7, 2014, the fund paid a management fee at an annual rate of 1.00% of its average daily net assets.


The section of the Prospectus titled
'More on fund management ' Expense
limitation' is replaced with the following text:

Effective November 7, 2014, the manager
has agreed to waive fees and/or reimburse operating expenses (other than interest, brokerage commissions (except for brokerage commissions paid on purchases and sales on shares of ETFs), dividend expense on short sales, taxes, extraordinary expenses) so that total annual operating expenses are not expected to exceed
1.25%, 2.00%, 1.25%, 1.50%, 2.00%, 0.95%
and 0.95% for Class A, C, FI, R, R1, I and IS shares, respectively, subject to recapture as described below. Acquired fund fees and expenses are subject to the arrangements.
In addition, total annual fund operating expenses for Class IS shares will not exceed total annual fund operating expenses for Class I shares, subject to recapture as described below. These arrangements are expected to continue until December 31, 2016, may be terminated prior to that date by agreement of the manager and the Board, and may be terminated at any time after that date by the manager. These arrangements, however, may be modified by the manager to decrease total annual operating expenses at any time. The manager is also permitted to recapture amounts waived and/or reimbursed to a class within three years after the fiscal year in which the manager earned the fee or incurred the expense if the class' total annual operating expenses have fallen to a level below the limit described above. In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the class' total annual operating expenses exceeding this limit or any other limit then in effect. Prior to November 7, 2014, the manager had agreed to waive fees and/or reimburse operating expenses so that total annual operating expenses were not expected to exceed 1.50%, 2.25%, 1.50%,
1.75%, 2.25% and 1.25% for Class A, C, FI,
R, R1 and IS shares, respectively, subject to recapture as described above. The manager had also agreed to waive fees and/or reimburse operating expenses (other than interest, brokerage commissions (except for brokerage commissions paid on purchases and sales of shares of ETFs), dividend expense on short sales, taxes and extraordinary expenses) at the annual rate of 0.06% of average daily net assets for Class I shares. The calculations of any required waivers and reimbursements were done on a daily basis. No such waivers or reimbursements were made beyond the amount necessary to reduce that class's annualized expenses to 1.25% of average daily net assets on any given day. Acquired fund fees and expenses were subject to these arrangements.